From:	Kevin Galvin
To:	Rodriguez, Elias
Cc:	tradingandmarkets@sec.gov; Chan, Ronald; Smith, Thomas J.; Nicholas Seidemann (NSeidemann@NFA.Futures.Org); Joseph DAuria
Subject:	Jefferies LLC Notification Requirement - Amended and Restated November 2021 Audited Financial Statements
Date:	Tuesday, November 29, 2022 10:05:56 AM

Please be advised that Jefferies LLC will be filing an amended and restated Consolidated Financial Statements and Supplemental Schedules as of and for the year ended November 30, 2021 and Independent Auditors' Report and Auditors' Examination Report of the Compliance Report.

This email serves as the firm's notification to apply the relief granted under the Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns dated June 18, 2020. In accordance with the provisions of this staff statement, Jefferies LLC will be making this filing without a notarization. We anticipate making this filing on or before November 30, 2022.

Please let me know if you have any questions.

Regards.
Kevin

Kevin Galvin
Senior Vice President
Regulatory Reporting
Jefferies LLC

520 Madison Avenue, 12th Floor
New York, NY 10022

Tel: 212-707-6304
Fax: 646-786-5117